                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------
                                    FORM S-6

                             Registration Statement
                                     Under
                             SECURITIES ACT OF 1933

                         -----------------------------
                              SEPARATE ACCOUNT VL
                             (Exact Name of Trust)

                     FIRST VARIABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           2122 York Road, Suite 300
                            Oak Brook, IL 60523-1930
         (Complete Address of Depositor's Principal Executive Offices)

                         -----------------------------

ARNOLD R. BERGMAN                                Copy To:
Vice President, General Counsel & Secretary      THOMAS C. LAUERMAN, Esq.
First Variable Life Insurance Company            Freedman, Levy, Kroll & Simonds
2122 York Road, Suite 300                        1050 Connecticut Avenue, N.W.
Oak Brook, IL 60523-1930                         Washington, D.C. 20036

(630) 684-9270                                   (202) 457-5106
(Name and Address of Agent for Service)


Title and Amount of Securities being Registered:
     An indefinite amount of interests under flexible premium variable life insurance policies.

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET


Item No. in
Form N-8 B-2                                        Location
------------                                        --------
1, 2                              Caption in Prospectus Cover, First Variable
                                  Life Insurance Company, The Separate Account

3                                 Inapplicable

4                                 Distribution and Other Agreements

5, 6                              The Separate Account

7                                 Inapplicable

8                                 Financial Statements

9                                 Legal Proceedings

10 (a), (b), (c), (d), (e)        Highlights, Surrender and Withdrawals,
                                  Withdrawals, Transfers Among Investment
                                  Options, Lapse and Reinstatement,
                                  Determination of Account Value, Other
                                  Provisions of the Policy, The Policies, Your
                                  Investment Options

10 (f)                            Voting Rights, Other Provisions of the Policy

10 (g), (h)                       Transfers Among Investment Options

10 (i)                            Mixed and Shared Funding, Policy Benefits and
                                  Values, Other Provisions of the Policy

11, 12                            Separate Account Investment Options: Variable
                                  Investors Series Trust, Federated Insurance
                                  Series

13 Highlights, Other Charges and Deductions (not currently charged), Elimination, Reduction, or
                                  Refund of Charges and Deductions, Increases in
                                  Bonuses

14, 15                            Application and Issuance of a Policy, Free
                                  Look Right, Delayed Investment Allocation Date

16                                Premiums, Allocation of Premiums,
                                  Determination of Account Value

17                                Surrenders and Partial Withdrawals, Payment of
                                  Proceeds

18                                Our Taxation, Determination of Account Value,
                                  The Separate Account, The Available Options,
                                  The Policies, More About Charges and
                                  Deductions

19                                Reports and Records, Advertising Practices,
                                  Other Provisions of the Policy

20                                See 10 (g) & 10 (h)

21                                Regular Loans and Preferred Loans, The
                                  Policies

22, 23, 24                        Inapplicable

25                                First Variable Life Insurance Company

26                                Inapplicable

27                                First Variable Life Insurance Company

28                                Our Management

29                                First Variable Life Insurance Company

30, 31, 32, 33, 34                Inapplicable

35                                State Regulation

36                                Inapplicable

37                                Inapplicable

38, 39, 40, 41 (a)                Distribution and Other Agreements, First
                                  Variable Life Insurance Company

41 (b), 41 (c), 42, 43            Inapplicable

44                                Determination of Account Value

45                                Inapplicable

46                                Surrender and Withdrawals

47, 48, 49, 50                    Inapplicable

51                                Policy Benefits and Values

52                                Changes in Death Benefit Options and Face
                                  Amount

53 (a)                            Federal Tax Matters

53 (b), 54, 55                    Inapplicable

56, 57, 58                        Inapplicable

59                                Financial Statements

Prospectus                                                             [Date]
                               CAPITAL LEGACY VUL
                      JOINT SURVIVORSHIP FLEXIBLE PREMIUM
                        VARIABLE LIFE INSURANCE POLICIES
                                   Issued by
                     FIRST VARIABLE LIFE INSURANCE COMPANY

Our Marketing and Executive Office:    Our Variable Service Center:    Or, for express deliveries;
2122 York Road                         P.O. Box 1317                   1206 Mulberry Street
Oak Brook, IL  60523                   Des Moines, IA  50305-1317      Des Moines, IA 50309
Automated Information Line:            (800) 845-0689
(800)-59-FUNDS

The Policy described in this prospectus provides life insurance coverage that is payable upon the death of a Surviving Insured. The Policy also permits you to accumulate Account Value based on the premiums you pay, the charges and expenses of the Policy, and the investment results of the underlying investment options. You have the flexibility to adjust the amount and frequency of premium payments and the level of life insurance provided under the Policy.

You choose the form of death benefit from one of two options. Generally, the death benefit amount is either equal to the Face Amount shown in the Policy (Death Benefit Option A), or an amount equal to the Face Amount plus the Account Value (Death Benefit Option B).

You may allocate your premiums and your Policy's Account Value among nine different investment options, or to our Fixed Account. The investment options are available through our segregated asset account called Separate Account VL (the "Separate Account"). The Separate Account invests in selected portfolios of two mutual funds. The portfolios currently available under the Policy are:

               -----------------------------------------------------------------------------
                                    SEPARATE ACCOUNT INVESTMENT OPTIONS
--------------------------------------------------------------------------------------------
                                                                            Federated
Mutual                  Variable Investors Series Trust ("VIST")         Insurance Series
Fund                                                                          ("FIS")
============================================================================================
               Small Cap     Growth     Growth &        Multiple           Prime Money
                Growth                   Income        Strategies            Fund II
  Portfolios   -----------------------------------------------------------------------------
                Matrix        World       High       U.S. Government
                Equity       Equity      Income           Bond
                                          Bond
-------------------------------------------------------------------------


We guarantee to keep your Policy in force for a minimum period as long as you pay certain Minimum Monthly Premium amounts. The minimum period depends on the Joint Age of the insured persons when we issue the Policy, and will usually be 10 years. We will reduce the minimum period, however, if the Joint Age is higher than ___[to be filed by pre-effective amendment] when we issue the Policy.

Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus is accompanied by the current prospectuses of the Variable Investors Series Trust and Federated Insurance Series. All prospectuses should be read and retained for future reference.

We have not authorized any person to give any information not contained in this prospectus (or in any sales literature we have approved.) We do not offer the policies everywhere, and this prospectus does not constitute an offer anywhere that it would be unlawful. In certain jurisdictions, various time periods and other terms and conditions may vary from what is described in this prospectus. Any such variations that apply to your policy will be included in the policy or a related rider or endorsement.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
DEFINITIONS
HIGHLIGHTS
FIRST VARIABLE LIFE INSURANCE COMPANY
THE SEPARATE ACCOUNT
YOUR INVESTMENT  OPTIONS
The Available Options
Transfers Among Investment Options
       General Requirements
       Automatic Transfer Programs
     Restrictions on Transfers
       Automatic Transfers of Small Accounts
   Mixed and Shared Funding
MORE ABOUT CHARGES AND DEDUCTIONS
   Monthly Deductions
   Daily Deductions
   Surrender Charge
 Fund Expenses
 Other Charges and Deductions (Not Currently Charged)
 Elimination, Reduction, or Refund of Charges and Deductions;
  Increases in Bonuses
 Purposes of Policy Charges
THE POLICIES
   Application and Issuance of a Policy
       "Free Look" Right
   Premiums
       Planned Premiums
       Monthly Minimum Premium; Death Benefit Guarantee
       Additional Premiums
     Grace Period
   Allocation of Premiums
 Telephone Transactions
POLICY BENEFITS AND VALUES
 Death Benefit
       Death Benefit Options A and B
     Table of Minimum Death Benefit Factors
     Change in Death Benefit Options and Face Amount
 Premium Value Bonuses and Cash Value Bonuses
 Optional Additional Benefit Riders
     Estate Protection Rider
     Joint Accidental Death Benefit Rider
     Additional Term Insurance on the Insured(s)
     Other Insured Persons Rider
 Determination of Account Value
 Policy Loans
       Regular Loans
     Preferred Loans
     Immediate Loan Repayment
 Surrender and Withdrawals
     Surrender
     Withdrawals
 Maturity Proceeds
 Lapse and Reinstatement
 Payment of  Proceeds
 Tax Withholding
 Payout Options
     Tax Impact
 Right to Exchange for a Fixed Benefit Policy
 Right to Exchange for Two Insurance Policies
OTHER PROVISIONS OF THE POLICY
 Suicide Exclusion
 Representations and Contestability
 Option to Extend Maturity Date
 Misstatement of Age or Sex
 Owner and Beneficiary
 Assignments
 Reports and Records
 Voting Rights
 Suspension of Payments and Transfers
 Nonparticipation in Our Dividends
DISTRIBUTION AND OTHER AGREEMENTS
OUR MANAGEMENT
FEDERAL TAX MATTERS
 General
 Our Taxation
 Income Tax Treatment of Policy Benefits
       Life Insurance
       Acceleration of Death Benefits
       Modified Endowment Contracts
     Exchange for Two Policies
     Other Tax Effects of Policy Changes
     Taxation of Pre-Death Distributions from a Policy that is not a
      Modified Endowment Contract
     Taxation of Pre-Death Distributions from a Policy that is a
      Modified Endowment Contract
 Diversification Requirements
ADVERTISING PRACTICES
LEGAL MATTERS
 State Regulation
 Legal Proceedings
 Counsel
EXPERTS
REGISTRATION STATEMENT
YEAR 2000 ISSUES
APPENDICES

APPENDIX A:  ANNUAL RATES OF RETURN FOR THE SEPARATE ACCOUNT
APPENDIX B:  ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
             CASH SURRENDER VALUES AND ACCUMULATED VALUE OF
             PREMIUMS
APPENDIX C:  FINANCIAL STATEMENTS

                                  DEFINITIONS

Business Day - Each day the New York Stock Exchange is open for regular trading, The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day.
Each Business Day ends at the close of regular trading for the day on the exchange, which usually is 4:00 p.m. Eastern time.

Insureds - The two people whose lives are insured under the Policies. Death benefits are payable upon the death of the second of the Insureds to die. We call this person the "Surviving Insured."

Joint Age - The joint equivalent age of the Insureds that is used to calculate the costs and benefits under the Policies. We determine the Joint Age on the Policy Date and it increases by 1 on each Policy Anniversary.

Policy Anniversary - An anniversary of the Policy Date.

Policy Date - The date the Policy takes effect, as shown on the Owner's Policy data page. Policy Months and Policy Years are measured from this date.

Policy Month - Each one-month period beginning on the Policy Date and generally on the same day of each month after that.

Policy Quarter - One quarter of a Policy Year. The first Policy Quarter begins on the Policy Date and ends on the last Business Day of the third Policy Month.

Policy Year - Each 12-month period beginning on the Policy Date.

Premium Rate Class - An insurance underwriting risk category that is used to determine certain benefits and charges under a Policy. For example, Monthly Minimum Premiums, cost of insurance charges, and Premium Value Bonuses will vary by the premium rate class assigned the Insureds. On the date of this prospectus, we use Preferred, Smoker and Non-Smoker premium rate classes that will differ based on the sex of the Insureds. These classes are further sub-divided into "standard" and "substandard" insurance classes. Charges are generally higher for substandard insurance classes.

                                   HIGHLIGHTS

These highlights discuss certain important aspects of the Policy. The rest of this prospectus explains these and other aspects in greater detail. You should be sure to read the prospectus and the prospectuses of the Funds for more complete information.


How do investment results affect a Policy?

You invest the Account Value under your Policy in one or more of the investment options we offer. Your Account Value increases or decreases by the amount of any positive or negative return it earns in those options. Your Account Value also will decrease by the amount of all charges and deductions we make under your Policy. The Death Benefit we pay under your Policy when the Surviving Insured dies can also vary as a result of the investment results achieved for your Account Value.

Account Value invested in our Separate Account investment options is not guaranteed, and you bear the entire investment risk under those options. Account Value allocated to our Fixed Account, however, is provided with our guarantees of principal and a minimum 4% rate of interest on an annual basis. (Similar guarantees apply to an amount of your Account Value that equals any Policy loans that you take out.)

How much can I (or must I) invest in a Policy?

Payment of the Monthly Minimum Premium amounts specified in the Policy guarantees that the Policy will remain in force for a guarantee period ranging specified in your Policy. The period will usually be 10 years; but will be reduced if the joint age is higher than when the Policy is issued.

Planned and unplanned additional premiums may be paid, subject to certain limitations. For example, we will not permit you to pay so much premiums that your Policy would fail to meet the definitions of a life insurance contract under the Internal Revenue Code ("Code").

Payment of large amounts of premium (relative to the amount of insurance coverage) during certain periods of time may cause a Policy to be classified as a "modified endowment contract" under section 7702A of the Code. Under current federal income tax law, any pre-death distributions from a modified endowment contract, or "MEC," including loans, assignments, partial withdrawals and surrenders, will be included in your taxable income on an income first basis, and a 10% penalty tax will be imposed on any such income distributed before you attain age 59-1/2.

Will I have access to my Account Value?

You may borrow up to 90% of your Policy's Cash Surrender Value, subject to certain limitations. (Cash Surrender Value is your Account Value less any loan, less any accrued loan interest, and less any applicable Surrender Charges.) You may surrender (i.e., cancel) your Policy at any time and we will pay you the Cash Surrender Value. Subject to certain limits, you also may make a partial withdrawal of your Cash Surrender Value after the first Policy Year.

Do I receive special advantages for holding a Policy over a long term?

Your Policy will be eligible for Premium Value Bonuses and Cash Value bonuses after 8 Policy Years.

We have developed a Premium Value Bonus to provide special value to Policy owners who have paid, and continue to pay, Monthly Minimum Premium amounts. We will pay the Premium Value Bonuses starting in the 9th Policy Year, based on the amount of premiums you paid that you are not deemed to have withdrawn or borrowed. The amount of a Premium Value Bonus credited each month is based on the premium rate class of the insured persons, the total Monthly Minimum Premium you have paid at that time and the Premium Value Bonus percentages then in effect. The Premium Value Bonus percentage currently is calculated at an annual rate of 5% of the Policy's Monthly Minimum Premium for Preferred, Non-Smoker and Smoker premium rate classes. We may change the Premium Value Bonus percentage rates at any time, but the annual rate will not be less than 3% for Preferred, Non-Smoker and Smoker standard premium rate classes.

In addition to the Premium Value Bonus, a Cash Value Bonus is also scheduled to be paid monthly starting in the 9th Policy Year, based on your then current Account Value (net of Policy loans and interest thereon) and the Cash Value Bonus percentage then in effect. The Cash Value Bonus annual percentage currently ranges from .30% for a Policy with Account Value (net of Policy loans and interest thereon) of more than $200,000 at the start of the applicable Policy Year, to 0.20 % if such value is $100,000 up to $200,000, to 0.10% if such value is $25,000 or more (but less than $100,000), to 0% if such value is less than $25,000.

The Cash Value bonus is currently scheduled to increase after the 20th Policy Year to .50% for Policy's with an Account Value (net of Policy loans and interest thereon) at the start of the applicable year of more than $200,000, to
 .40% if such value is more than $100,000 (up to $200,000), and to .20% if such value is at least $25,000 (but less than $100,000).

Because we do not guarantee any minimum Cash Value percentage, we could terminate or reduce Cash Value Bonuses at any time.

The Premium Value and Cash Value Bonuses will not be paid if your state does not permit them. You should check with your sales representative or call our Variable Service Center to confirm the availability of the bonuses.

What general income tax consequences will I have from owning a Policy?

Under current federal tax law, you generally do not pay income tax on increases in your Account Value unless and until there is a total surrender or partial withdrawal. A complete surrender of the Policy will, and a partial withdrawal may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Additional amounts may be taxable if a partial surrender during the first 15 Policy Years results in or is necessitated by a reduction in benefits.

Under current federal tax, you will generally not pay current income tax on the proceeds from any Policy loan. Interest you pay on the loan generally will not be tax deductible, however.

Special rules are applicable to a surrender, withdrawal, loan or transfer of ownership from a Policy classified as a "modified endowment contract" or "MEC".

Death Benefit Proceeds paid to the Beneficiary under the Policy are generally not subject to federal income tax.

Please review the FEDERAL TAX MATTERS section of this prospectus for additional information. We may make any change in a Policy or take any other action in order to comply with applicable state and federal law, including all tax law requirements for treatment as life insurance.

How much do we pay the Policy's Beneficiary when the Surviving Insured person dies?

Upon the death of the Surviving Insured, we will pay the Death Benefit Proceeds to the Beneficiary. The Death Benefit Proceeds are (1) the amount payable under Death Benefit Option A or B (whichever is in effect), (2) minus any outstanding Policy loans and interest thereon, (3) minus any due and unpaid monthly deductions and charges under your Policy, and (4) plus any amounts we owe under the terms of any optional additional benefit riders to your Policy. The Beneficiary may receive the proceeds in a lump sum or in the form of one of our annuity payout options.

What charges and deductions do you make?

The Policy is subject to the following charges and deductions:

Monthly Deductions - composed of the following:
 .  administrative charge - currently $10 each Policy Month (which we may increase to not more than $16 per month);
 .  policy benefit charge - at an annualized rate of 0.30% of your Policy's
   Account Value;
 .  policy fee - based on the Face Amount of the policy, the sex and premium rate class of the Insureds and the Joint Age on the Policy Date;
 .  a cost of insurance charge - based on the sex and premium rate class of the
   Insureds, the Joint Age, Policy Year and amount of coverage; and . any charges for optional additional benefit riders.

Daily Deductions - the charge currently equals an annual rate of 0.90% (which we may increase to not more than 1.20%) of the daily net assets in each Separate Account Investment Option.

Surrender Charge - will be assessed upon termination of your Policy during the first 10 Policy Years. The Surrender Charge varies for each Policy Year during this period. The maximum Surrender Charge is 125% of 12 Monthly Minimum Premiums up to a limit, for standard premium rate classes, of $60 per $1,000 of Face Amount. A new set of Surrender Charges is established for the 10-year period following an increase in Face Amount.

Fund Expenses - we purchase shares of the Portfolios of Variable Investors Series Trust ("VIST") and Federated Insurance Series ("FIS") at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. Accordingly, these expenses reduce the return you earn in our related variable investment options. The total annual expenses of the Portfolios as a percentage of average net assets for the year ended December 31, 1998 were:

[To be filed by Pre-Effective Amendment]

First Variable Advisory Services Corp., the investment adviser to VIST, has agreed through April 1, ____ to reimburse VIST for operating expenses (exclusive of management fees) in excess of .50% of a VIST Portfolio's average daily net assets (.25% in the case of the VIST U.S. Government Bond Portfolio). Had this investment adviser not reimbursed expenses of the VIST Portfolios, for the year ended December 31, 1998, the VIST annual expenses, as a percentage of the Portfolio's average assets, would have been ___ for the VIST Small Cap Growth Portfolio; ___% for the VIST World Equity Portfolio; ____% for the VIST Matrix Equity Portfolio; ___% for the VIST Growth & Income Portfolio; ___% for the VIST Multiple Strategies Portfolio; ___% for the VIST High Income Bond Portfolio; and ___% for the VIST U.S. Government Bond Portfolio. Federated Advisors, the investment adviser for FIS has voluntarily agreed to waive any portion of its fee and/or reimburse certain operating expenses of FIS in excess of ___% of the FIS Prime Money Fund II Portfolio's average net assets, but can modify or terminate this voluntary agreement at any time at its sole discretion. Had this investment adviser not waived expenses and/or reimbursed expenses of the Federated Prime Money Fund II Portfolio for the year ended December 31, 1998, the annual expenses, as a percentage of the Portfolio's average assets, would have been ____%.

Other Expenses - we also have the right to begin making the following additional charges under the Policies (which we have decided not to impose for now):

Premium Charge and Premium Tax Charge - currently none, guaranteed not to exceed 9.25% of each Premium Payment you make.

Transaction Fees - currently none, guaranteed not to exceed $10 guaranteed for each transfer among Investment Options that you make in excess of twelve transfers per Policy Year; and guaranteed not to exceed $10 for any Policy loan.

Additional Transaction Charge - currently none, may be imposed for surrenders you make for the benefit of a third party assignee of the Policy pursuant to section 1035 of the Internal Revenue Code. (See "Surrender Charge.")

Tax Charge - currently none, but we reserve the right to impose charges for other taxes that may be payable and are attributable to the Policies in the future.

                     FIRST VARIABLE LIFE INSURANCE COMPANY

We are a stock life insurance company that was organized under Arkansas law in 1968. We engage principally in the business of variable life insurance, variable annuities, and fixed annuities. We hold licenses to sell insurance in 49 states, the District of Columbia and the U.S. Virgin Islands. Irish Life of North America, Inc. ("ILoNA") owns all of our outstanding stock, and Irish Life plc ("Irish Life") in turn, owns all of ILoNA. Irish Life commenced operations in 1939 through a consolidation of a number of Irish and British life offices transacting business in Ireland. In terms of assets, Irish Life controls over 50% of the Irish domestic life insurance market. As Ireland's leading institutional investor, it owns in excess of 10% of the leading Irish publicly traded stocks. Irish Life, through its international subsidiaries, conducts business in Ireland, the United Kingdom, the United States, and Europe. As of the end of 19__, the Irish Life consolidated group had in excess of $__ billion in assets. ILoNA is a Delaware corporation, incorporated as Carrig International, Inc. in 1986.

We have an A (Excellent) rating from A.M. Best, an independent firm that analyzes insurance carriers. Best assigns that rating to companies that have a strong ability to meet obligations to policyholders over a long period of time. We also have an AA- rating from Standard and Poor's and an AA- rating from Duff & Phelps Credit Rating Co. on claims paying ability. Our financial strength enhances our ability to satisfy our obligations under the Policies.

                              THE SEPARATE ACCOUNT

We authorized the establishment of Separate Account VL (the "Separate Account) under Arkansas law on March 6, 1987; and we have registered the Separate Account with the Securities and Exchange Commission ("SEC") as a unit investment trust-type investment company.

The Separate Account's assets belong to us. However, our other creditors could reach only the amount (if any) in the Separate Account that exceeds the current value of our obligations to policyholders who have chosen a Separate Account investment option.

The Separate Account has several different investment options within it. We invest the assets allocated to each investment option in one Portfolio of VIST or Federated mutual funds.

We may add other investment options to the Policies that, in turn, may be invested in other Portfolios of VIST or FIS in portfolios of other mutual funds. We may restrict these other investment options to customers of specified distributors.

Performance Information

Appendix A to this prospectus sets out the performance record of each portfolio that you can select as an investment option.


                            YOUR INVESTMENT OPTIONS

The Available Options

You may allocate your premium payments and existing Account Value to one or more of our Separate Account investment options and/or to our Fixed Account. The currently available Portfolios for our Separate Account Investment Options are listed on the cover page of this prospectus. More information, including a discussion of potential risks, appears in the current prospectuses for the VIST and FIS mutual funds, which accompany this prospectus. (The prospectuses for the funds may also describe other portfolios that are not available under a Policy.) You should read this prospectus and the prospectuses for the funds carefully before investing in any Separate Account investment option.

We do not guarantee that continued purchase of Portfolio shares will remain appropriate in view of the purposes of the Separate Account. If shares of a Portfolio are no longer available for investment by the Separate Account or if, in our judgment, further investment in the shares should become inappropriate or inadvisable in view of the purpose of the Policies, we may substitute shares of another portfolio or investment vehicle for shares already purchased or to be purchased in the future. We also may, in our discretion, remove Portfolios for transfers or new investments. No substitution of securities may take place without prior approval of the SEC, to the extent required, and in compliance with requirements the SEC may impose.

We may also combine separate account investment options or operate them in any form permitted by law, including a form that allows them to make direct investments.

This prospectus generally describes only the Policy and Separate Account investment options. Because of certain exemptions, interests in our Fixed Account are not registered under the securities laws, nor have we registered the Fixed Account as an investment company. Accordingly, the protections of the federal securities laws do not apply to our Fixed Account. We will credit your Account Values in the Fixed Account with at least a minimum effective rate of interest per year. We may credit additional amounts of "current" interest in our sole discretion. New premium payments and transfers from the Separate Account or Loan Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value that has been previously invested in the Fixed Account. We determine current interest rates in advance, and credit interest daily to your Account Value in the Fixed Account.

Transfers Among Investment Options

General Requirements. You may transfer Account Value among investment options by written request or telephone. The minimum amount you may transfer is the lesser of (a) $100 or (b) your entire interest in the applicable investment option. You should mail, fax or express written transfer requests to our Variable Service Center shown on the front cover of this prospectus. You can also request a transfer by phoning 1-800-228-1035.

Transfer requests must clearly specify the amount to be transferred and the
investment options affected.   All transfer requests made at the same time for
Separate Account investment options will be treated as a single request. The transfer will be effective at the prices we next compute after we receive the transfer request at our Variable Service Center.

Unless we consent, transfers from the Fixed Account to other investment options during the first Policy Year cannot total more than 50% of the Fixed Account Value on the Policy Date.

After the first Policy Year, your transfers from the Fixed Account during a Policy Year may not exceed the greater of:

 .  50% of your Fixed Account Value on the immediately preceding Policy
   Anniversary; or
 . 100% of your Fixed Account Value transferred to other investment options during the immediately preceding Policy Year.

We can impose a transaction fee if you make more than 12 "free" transfers in a Policy Year.

Automatic Transfer Programs - You can participate in automatic transfer arrangements, including dollar cost averaging and asset rebalancing programs. You initiate these programs by making a written or telephone request to our Variable Service Center shown on the front cover of this prospectus. We make the automatic transfers on the last business day of whichever of the following intervals you request: quarterly, semi-annually, annually, monthly (for dollar cost averaging only), or at any other interval that we approve. You may request us to cease automatic transfers at any time.

Automatic transfers from the Fixed Account are subject to the restrictions described above in General Requirements (except that, for dollar cost averaging only, you can transfer up to 100% of your Fixed Account Value within one Policy Year if you have selected the monthly interval.) Automatic transfers are not subject to any transaction fee and do not count toward the number of "free" transfers. We currently do not charge you for an automatic transaction program, although we reserve the right to do so in the future.

The dollar cost averaging program permits transfers from the Prime Money Fund II investment option or the Fixed Account to other Separate Account investment options on a regularly scheduled basis. Such systematic transfers may prevent investing too much when the price of securities is high or too little when the price is low. There is no guarantee of this, however. Also, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, you should consider your ability to continue purchases through periods of low price levels.

The minimum amount, for each dollar cost averaging transfer, is $100. You must have $1,200 of Account Value in the Prime Money Fund II investment option or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin.

The asset rebalancing program enables you to select the percentage levels of Account Value you wish to maintain in particular investment options. At the intervals you select, we will automatically rebalance your Account Value to maintain the indicated percentages by transfers among the investment options. You must include all of your Account Value allocated to the Separate Account investment options in any asset rebalancing program.

Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work well in concert with the asset rebalancing program. Therefore, you should monitor your use of these programs while the asset rebalancing program is being used.

Restrictions on Transfers. Generally, you may make an unlimited number of transfers in any Policy Year. Frequent requests to transfer, however, may have a detrimental effect on the value of Portfolio shares values held in the Separate Account. We may therefore limit the number of permitted transfers in any Policy Year, or refuse to honor any transfer request for an owner or a group of owners, if:

 .  the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading; or . a specific transfer or group of transfers is deemed to have a detrimental effect on Policy Account Value or Portfolio share prices.

We may also at any time suspend or cancel acceptance of third party transfer requests on behalf of a Policyowner; or restrict the Investment Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. We will not impose any restrictions, however, if we have received satisfactory evidence that:

 .  you have appointed the third party to act on your behalf for all financial affairs; or
 . a court of competent jurisdiction has appointed the third party to act on your behalf.

We also reserve the right at any time and without prior notice to otherwise modify, suspend or terminate the transfer privileges.

Automatic Transfers of Small Accounts. We reserve the right, subject to any applicable law, to transfer Account Value from any investment option if less than $100, to the investment option with the greatest Account Value.

Mixed and Shared Funding

We buy shares of VIST and FIS for the Separate Account in connection with the Policies, and for allocation to separate accounts funding variable annuity policies and other variable life insurance Policies issued by us. VIST and FIS offer shares to other insurance companies and to other separate accounts, either affiliated or unaffiliated with us, for the same purpose. In the future, it may conceivably become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the VIST or FIS Portfolios simultaneously, if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of VIST and FIS investing in those Portfolios intend to monitor events to identify any material irreconcilable conflicts which may arise and to determine what action, if any, they or the insurance companies should take in response.

                       MORE ABOUT CHARGES AND DEDUCTIONS

Monthly Deductions

On the first day of each Policy Month we make a Monthly Deduction from each Policy's Account Value. We make the deduction from your Investment Options in proportion to the amount of your Account Value in each (i.e., on a "pro-rata basis") or by any other method you select and we approve.

For example, we will permit you to have deductions first taken from one or more preselected investment options. You may also request deductions to first be taken from the investment option that has the best investment performance over the prior Policy Month.

The Monthly Deductions include the following charges:

Administrative Charge. This charge is currently $10.00 per Policy Month, we guarantee this charge not to exceed $16 per Policy Month.

Policy Fee and Policy Benefit Charge. The monthly deduction includes a policy fee and an additional monthly charge for the benefits we provide under the Policies. The policy fee is based on the Face Amount of the Policy, the sex and premium rate class of the Insureds and the Joint Age on the Policy Date. We compute the policy benefit charge as a percentage of the Policy's Account Value on each monthly deduction day. We make this charge at an effective annual rate of 0.30%.

Cost of Insurance. This is a charge for the cost of providing life insurance coverage for the insured person. First we subtract your then current Account Value from your then current Death Benefit; under your Policy. This tells us how many dollars we stand to lose if you were to die at that time. We determine our cost of insurance charge by (a) dividing that dollar amount of risk by
1.003273739 and (b) multiplying the result by the applicable current cost of insurance rate. The cost of insurance rate varies based on the length of time a Policy has been in force and the sex and premium rate class of the Insureds and the Joint Age. We guarantee this charge will not exceed the charge for the same amount of risk based on the mortality table guaranteed in the Policy. For standard risk Insureds, we guarantee the 1980 Commissioner's Standard Ordinary Mortality Tables, Age Last Birthday ("1980 CSO"). These mortality tables differ for male and female insured persons and separate mortality tables may be used for different premium rate classes. The maximum cost of insurance charge for substandard risk Insureds is based on multiples of or additions to the guaranteed standard rates established by the 1980 CSO.

We currently charge lower cost of insurance rates for most Joint Ages, although we can at any time raise them to not more than the above-described guaranteed maximums.

In general, the guaranteed cost of insurance rates increase with the Joint Age. Therefore, the longer you own a Policy, the higher your cost of insurance rate will be. Similarly, non-smokers generally have lower current cost of insurance rates than smokers do, and persons that have other highly favorable health characteristics have lower rates than those that do not. On the other hand, if one or both of the Insureds present particular health, occupational or avocational risks you may pay higher cost of insurance rates and other additional charges for the insurance coverage.

The monthly cost of insurance rates for an increase in Face Amount under your Policy will be based on the set amount of insurance and premium rate class of the Insureds and the Joint Age at the time of the increase.

Optional Additional Benefit Rider Charges: We intend to offer optional additional benefit riders that you may add to the Policy. Your Policy will specify any additional monthly charge for the riders you elect.

Daily Deductions

Each Business Day, we deduct a mortality and expense risk charge that we calculate as a percentage of your Policy's net assets in each Separate Account investment options. The charge is currently 0.90% (which we guarantee will not be increased to more than 1.20 %, on an annual basis.)

Surrender Charge

We may assess a surrender charge if you surrender your Policy during the first 10 Policy Years.

Surrender Charge Percentage. For each Policy Year, we multiply one year's Monthly Minimum Premium applicable to the initial Face Amount by the surrender charge percentage shown below. We then deduct that amount if you make a full surrender at any time during that Policy Year:

------------------------------------------------------------------------------
                        Surrender                        Surrender Charge %
    Policy Year         Charge %       Policy
                                        Year
------------------------------------------------------------------------------
         1                62.5%           7                      80%
------------------------------------------------------------------------------
         2                125%            8                      60%
------------------------------------------------------------------------------
         3                125%            9                      42%
------------------------------------------------------------------------------
         4                125%           10                      20%
------------------------------------------------------------------------------
         5                125%           11+                      0%
------------------------------------------------------------------------------
         6                100%
------------------------------------

Maximum Surrender Charge. The surrender charge will not exceed 125% of one year's Monthly Minimum Premium. Nor will it exceed $60 per $1,000 of Face Amount for standard premium rate classes. This per $1,000 limit will not apply if either of the Insureds is in a substandard premium rate class. The Policy states the dollar amount of the maximum surrender charge on the Policy Date. We impose no surrender charge upon a partial decrease in Face Amount, but the full surrender charge will remain in effect for a subsequent surrender.

Surrender Charge for Face Amount Increases: We will establish an additional surrender charge for the 10 year period following any increase in Face Amount that you request. The additional surrender charge will be computed as if the Face Amount increase were being issued in the form of a new Policy, based on the Joint Age and other risk characteristics of the Insureds at the time of the increase.

Upon surrender within the 10-year period, the remaining amount of surrender charges for the Face Amount increase will be deducted, together with any amount of surrender charge that still remains from the initial policy or from any prior Face Amount increases.

Fund Expenses

Our Separate Account purchases shares of the Portfolios of VIST and FIS at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See "Highlights -- Fund Expenses.")

Other Charges and Deductions (Not Currently Charged)

We do not currently make the charges referred to after the captions "Premium Charge and Premium Tax Charges" "Transaction Fees", "Additional Transaction Charges" and "Tax Charge" in the "Highlights" segment of this prospectus. We reserve the right to do so, however.

Special Service Fees.  We do not charge you for special services, such as
additional reports, dollar cost averaging, and asset rebalancing.   Although we
do not currently intend to do so, we reserve the right to charge you for these special services.

Elimination, Reduction or Refund of Charges and Deductions; Increases in Bonuses

We may eliminate, reduce, or refund any charges and deductions on a Policy when sales of Policies are made to certain individuals or to group and sponsored arrangements. We will do this when we expect savings of sales, administration or other expenses, or in a reduction in the level of risks we expect to assume under the Policies. (This prospectus describes such groups under "Group and Sponsored Arrangements" below.) We determine any such adjustment to charges and deductions after examination of relevant factors such as:

 .  the size and type of group, because large numbers of Policies tend to lower our per-Policy expenses;
 .  the total amount of premium payments to be received, because certain expenses tend to be a smaller percentage of larger premium payments;
 .  any prior or existing relationship we have with the purchaser, because of the likelihood of reduced marketing and implementation expenses;
 .  other circumstances, of which we are not presently aware, which could result in reduced expenses; and
 . after a Policy is issued, if we anticipate expenses for later Policy Years that are lower than initially projected.

We also may eliminate, reduce or refund charges and deductions when we issue a Policy to an officer, director, employee or agent of ours or any of our affiliates. We do not, however, guarantee any adjustment in charges and deductions, and any adjustment may vary by group. Based on the same considerations as discussed above, we may also credit higher Policy bonuses than would be otherwise be payable or accelerate the payment of Policy bonuses to members of selected groups.

All adjustments will be made under our uniform administrative rules then in effect. In no event will adjustments to charges, deductions or Policy bonuses be permitted if the adjustment would be unfairly discriminatory to any person.

Group and Sponsored Arrangements. Group arrangements include those in which a trustee, employer, association or similar entity purchases individual Policies covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Policies to its employees or members on an individual basis.

Gender-Neutral Policies. In 1983, the United States Supreme Court decided in Arizona Governing Committee v. Norris that certain insurance contracts may not be used to fund certain employee benefit programs where the contracts provided values and benefits that varied with the gender of the insured person. We may therefor offer Policies that do not vary by gender for use in connection with certain employee benefit programs. We recommend that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

We may also offer the Policy with provisions and charges that are gender neutral in states where required, and where the "unisex" version of the Policy has been approved. Currently, the State of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits.

Purposes of Policy Charges

We have designed the charges under the Policies to cover, on the whole, our direct and indirect costs of selling, administering and providing benefits under the Policies. These charges are also designed, on a whole to compensate us for the risks we assume under the Policies. These include mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay); investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the Guaranteed Death Benefit under the Policies or reduce the amount of our asset-based fee revenues below what we anticipate); sales risks (such as the risk that we sell fewer Policies and receive lower net revenue than we expect, thereby depriving us of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that we must provide will exceed what we currently project).

If, as expected, the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We have set the current and maximum rates of certain of our charges with reference to estimates of the amount of specific types of expenses or risks that the Company will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, or that we may not also be compensated for such expense or risk out of any other charges we may deduct under the terms of the Policies.

                                  THE POLICIES

Application and Issuance of a Policy

If you wish to purchase a Policy, you must submit an application to our Variable Service Center. You select:

 .  A Face Amount (minimum of $50,000 on proposed Insureds up to Age 85, and
   Death Benefit Option A or B; (see "Death Benefit");
 . The amount of planned premium that you intend to pay; and . The investment options to which we will allocate your premium.

We will review an application under our underwriting rules, and we may request additional information or reject the application. We generally will not issue Policies to insure persons older than age 85; nor will we generally issue Policies to employee benefit plans qualified under Section 401 of the Internal Revenue Code. If we decline an application, we will refund any premium payment made.

If we issue the Policy, Monthly Deductions will begin as of the Policy Date. If you make a premium payment with the application, the Policy Date generally will be the date we approve the application. If you instead pay the first premium upon delivery of the Policy, the Policy Date generally will be five days after we issue the Policy.

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. In that case, even though Monthly Deductions begin earlier, backdating may be advantageous, for example, to obtain a lower cost of insurance rate, based on a lower Joint Age of the insured persons.

"Free Look Right." You have the right to review your Policy during an initial inspection period specified in the Policy and, if dissatisfied, to return it to us or to the agent through whom you purchased it. We will refund the Account Value, any Premium Load, and any Monthly Deductions on a Policy returned during the permitted period, unless a different amount is required by state law. The "free look" period is typically 10 days, but may be greater depending on state requirements.

Premiums

Planned Premiums.  You may chose, within limits, to pay premiums on a pre-
determined schedule.   We will provide periodic reminder notices.  Failure to
make such a payment will not result in termination of your Policy, so long as your Policy has enough Cash Surrender Value to cover the Monthly Deductions as they fall due. Although making planned premium payments will not necessarily assure that your Policy will remain in force, the amounts paid will generally result in greater benefits than if you pay a lower amount of premium.

You may arrange to pay planned premiums by pre-authorized automatic deductions from accounts you maintain at other financial institutions. You may also request to change the amount of your planned premiums by submitting a written request to our Variable Service Center.

Monthly Minimum Premium; Death Benefit Guarantee. Your Policy shows the Monthly Minimum Premium, which varies by Joint Age on the Policy Date, Death Benefit amount (including optional additional benefit riders), and the sex and premium rate classes of the insured persons. The Monthly Minimum Premium increases if the Face Amount increases, or if you add other benefits, during the Death Benefit Guarantee Period.

Your Policy will stay in force during the Death Benefit Guarantee period if, as of the first Business Day of each Policy Month, the cumulative amount of premiums paid over the life of your Policy at least equals your Policy's Monthly Minimum Premium times the number of elapsed Policy Months. For this purpose, the amount of premium paid is reduced by the sum of any outstanding Policy loans (including accrued interest) and cumulative withdrawals.

The length of the Death Benefit guarantee period currently ranges 10 years to _________ years [to be filed by pre-effective amendment], depending on the Joint Age and premium rate class on the Policy Date (the "issue age"):

-----------------------------------------------------------------------
         Issue Age                 Guaranteed Death Benefit Period
         ---------                 -------------------------------
-----------------------------------------------------------------------
-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

-----------------------------------------------------------------------

We will accrue for later deduction any charges that were due but not taken during the Guaranteed Death Benefit Period because of insufficient Account Value. Any due and unpaid Monthly Deductions will be deducted from any Death Benefit proceeds or from any Account Value that becomes available to pay the deduction.

Additional Premiums. You may pay additional premiums at any time during the lifetime of either of the insured persons, subject to three exceptions. First, we will refuse any premium payment that may cause your Policy no longer to be treated as life insurance for tax purposes. Second, we reserve the right to require satisfactory evidence that both of the insured persons are still insurable before we accept any premium payment that would increase the then current Death Benefit under your Policy. Third, we may require that you pay off any Policy loans you have taken (and unpaid interest) prior to accepting any premium payments from you.

If you pay premiums in excess of certain amounts your Policy may be classified as a "modified endowment contract," or "MEC," for federal income tax purposes and this could have adverse tax consequences for you. (See "Federal Tax Matters Income Tax Treatment at Policy Benefits.")

Grace Period. After the end of your Policy's Death Benefit Guarantee Period, your Policy will enter a grace period on the first Business Day of any Policy Month on which your Policy Cash Surrender Value will not cover the current Monthly Deduction and accrued interest on any Policy loans you have taken. This also will happen during the Death Benefit Guarantee Period, if you have not paid enough premiums to keep the guarantee in force.

The grace period runs for 61 days from the applicable Business Day. We will send you a notice at your last known address which will show the amount necessary to cover the Monthly Deduction(s) due plus an amount equal to three times the current Monthly Deduction. If you do not pay at least this amount by the end of the grace period, your Policy will end without value.

Allocation of Premiums

General. We allocate the premium payments you make (after any deductions) to the investment options you select. We use "Accumulation Units" to keep track of your interest in any Separate Account investment option you select. We determine the number of Accumulation Units credited to a Policy by dividing the amount allocated a Separate Account investment option by the value of the applicable Accumulation Unit next determined after receipt of your premium payment. We calculate Accumulation Unit Values as of the end of each Business Day. Premium payments allocated to the Fixed Account are credited in dollars. Premium payments are generally allocated to the Separate Accounts or the Fixed Account as of the later of the Policy Date or the date we receive your premium.

Delayed Investment Allocation Date. We reserve the right to allocate premium payments to the Prime Money Fund II investment option for an investment delay period before they will be invested (together with any investment gain) in any other investment option(s) you designate. In that case, we would reallocate your Account Value to the investment options you have selected at the end of your Policy's "free look" period. We would measure the investment delay period from the date your Policy is issued from our Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Policy to you.

If we elect to delay your investment allocation date, your Policy will contain a provision to that effect.

Telephone Transactions

You may initiate various transactions by calling 1-800-845-0689. These are: transfers of Account Value, notification of a change in your address, change of premium allocations among Investment Options, partial withdrawal requests, Policy loans and systematic withdrawals. You may authorize your representative to make these calls on your behalf.

You may also call 1-800-59-FUNDS for current Accumulation Unit values, current Account Value, and for telephone transfers of Account Value.

If you own a Policy jointly with another owner, unless both owners have advised us to the contrary, we will accept instructions from either one of the joint owners.

We will use reasonable procedures (such as requiring identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction) in order to authenticate instructions communicated by telephone. You will be responsible for any telephone instructions we reasonably believe to be genuine. Therefore, you will bear any losses arising from any errors in the communication of instructions. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable to you for any losses due to dishonored or fraudulent instructions. We may modify or terminate our procedures for telephone transactions at any time.

                           POLICY BENEFITS AND VALUES

Death Benefit

If we receive proof that both of the Insureds have died while the Policy was in force, we would pay the Death Benefit Proceeds to the Beneficiary. You may elect for the Death Benefit Proceeds to be paid in a single sum or under one of our other Payout Options before the death of the Surviving Insured. If no such election is in effect at the death of the Surviving Insured, the Beneficiary may make the election during a 60-day period following the Company's receipt of proof of death. We will hold up payment of the Death Benefit Proceeds in the meantime.

Death Benefit Options A and B

The amount of the Death Benefit depends on whether you have chosen Death Benefit Option A or Death Benefit Option B.

Option A.  Under this option, the Death Benefit is the greater of:
--------
 .  the Face Amount or
 . the Account Value times the applicable percentage shown in the Table of Minimum Death Benefit Percentages.

Option B.  Under this option, the Death Benefit is the greater of:
--------
 .  the Face Amount plus the Account Value or
 . the Account Value times the applicable percentage shown in the Table of Minimum Death Benefit Percentages.

                                        Table of  Minimum Death Benefit Percentages

                      Percentage of               Percentage of               Percentage of               Percentage of
          Joint       Account Value     Joint     Account Value     Joint     Account Value     Joint     Account Value
           Age                           Age                         Age                         Age
        35 or less         250

            36             250            51            178           66            119           81            105
            37             250            52            171           67            118           82            105
            38             250            53            164           68            117           83            105
            39             250            54            157           69            116           84            105
            40             250            55            150           70            115           85            105

            41             243            56            146           71            113           86            105
            42             236            57            142           72            111           87            105
            43             229            58            138           73            109           88            105
            44             222            59            134           74            107           89            105
            45             215            60            130           75            105           90            105

            46             209            61            128           76            105           91            104
            47             203            62            126           77            105           92            103
            48             197            63            124           78            105           93            102
            49             191            64            122           79            105           94            101
            50             185            65            120           80            105          95+            100

In computing the Death Benefit, we use the Joint Age as of the date of death of the Surviving Insured and the Face Amount, the Account Value, and the death benefit option that are in effect under the Policy as of that same date.

Change in Death Benefit Options and Face Amount. Beginning in the second Policy Year, you may make a written request to our Variable Service Center not more than once each Policy Year to change your Death Benefit option. If we approve a change from Death Benefit Option B to Death Benefit Option A, we will automatically increase the Face Amount of your Policy by an amount equal to the Policy's Account Value. Upon a change from Death Benefit Option A to Death Benefit Option B, we will automatically decrease the Face Amount of your Policy by an amount equal to the Policy's Account Value.

After the first Policy Year, you may also make a written request to our Variable Service Center to increase or decrease your Policy's Face Amount.

We may require evidence of the and the continued insurability of either or both of the Insureds for a change from Death Benefit Option B to Death Benefit Option A, or for any other change that would increase the Face Amount. We also may restrict any requested increases in the Face Amount to minimums and maximums that vary with the Joint Age and the premium rate class of the Insureds, and may adjust the Joint Age for any increases in Face Amount. If the Face Amount increases during any Death Benefit Guarantee period, the Monthly Minimum Premium also will usually increase for the remainder of the applicable Death Benefit Guarantee Period. The increase in Monthly Minimum Premium would be based on the Joint Age, sex, additional Face Amount, and premium rate class of the Insureds. The surrender charge and applicable surrender charge period will also increase as a result of an increase in Face Amount, other than an increase due solely to a change in Death Benefit Option. (See "Surrender Charge.")

Any reduction in Face Amount will take effect in the following order:

 .  against the most recent increase in Face Amount; then
 .  against the next most recent increases; then
 .  against the initial Face Amount.

We may deny any request to reduce the Face Amount (including reductions resulting from a change of Death Benefit Option A to Death Benefit Option B):

 .  if the Death Benefit would be reduced below that required to qualify the
   Policy as life insurance; or
 . if the Death Benefit would be reduced below the minimum Face Amount shown in the Policy.

A change in Death Benefit Option or Face Amount will take effect on the first Business Day of the Policy Month coinciding with or next following the date we approve the request. For a discussion of possible tax consequences of changing insurance coverage under a Policy, see "Federal Tax Status."

Premium Value Bonuses and Cash Value Bonuses

Subject to approval by your local insurance regulatory authority, a Policy continuously in force for 8 Policy Years will be eligible for monthly Premium Value and Cash Value Bonuses. The bonuses will be allocated monthly to the same investment options as then in effect for your premium payments.

The amounts of these bonuses are discussed above under "Highlights.

Our life insurance policies funded through the Separate Account have only been available since January 1998, and we have not yet credited any bonuses.

Optional Additional Benefit Riders

We intend to offer optional additional benefit riders subject to regulatory approval in your local area and to our underwriting and issuance standards. The following descriptions are not complete. For more complete information about the riders and their availability, you should consult your sales representative or request a copy of the form of the rider in which you are interested. Coverage under these riders may increase the Monthly Deduction under the Policy.

Acceleration of Death Benefit Rider - permits you to receive an advance of the Death Benefit when the Surviving Insured person has a terminal illness with a life expectancy of less than 12 months (all as defined in the rider).

We compute the maximum amount of advance under a formula set forth in the rider. In no event will we advance more that $500,000, however. Amounts advanced under the rider generally will be considered Death Benefits for federal income tax purposes. (See "Federal Tax Matters - Income Tax Treatment of Policy Benefits.") We do not charge for this rider.

Estate Protection Rider - provides additional fixed benefit term life insurance during the first four policy years to protect against automatic inclusion of Policy value in taxable gross estates where the Policy is owned by a trust.

Additional Term Insurance on a Single Insured - provides additional term life insurance coverage on the life of the insured person, and for a designated period, that you select. The term coverage cannot continue after that insured person reaches his or her age 95. You may convert this term insurance to a permanent plan of life insurance, subject to the conditions listed in the rider, if the insured person has not yet reached his or her age 70. The charges applicable to a single insured person rider will vary, depending on the amount of coverage, age, sex and premium risk class of the insured person.

Additional Joint Term Insurance on the Insureds - provides additional term life insurance for a preselected period, based on the Joint Age of the Insureds. One form is payable upon the death of the second of the Insureds to die. The other form is payable upon the death of the first of the Insureds to die.

Coverage under the second to die term rider may lower the Monthly Minimum Premium requirement from what we would require if you purchased the same amount of coverage under the base Policy. Coverage under the rider, as compared to coverage under the base Policy, may also result in a lower Surrender Charge, a smaller amount of premiums required initially to maintain your Policy's Guaranteed Death Benefit, and lower amounts of those Policy charges that are based on Minimum Premiums and Account Value. However, the amount of any Premium Value Bonus also will be reduced if coverage on the insured persons is taken under the rider instead of the base Policy, and the potential for Cash Value Bonuses may also be reduced unless you pay more than the Monthly Minimum Premiums.

Other Insured Persons Rider - provides fixed benefit term life insurance coverage on the lives of other individuals that you select. The term insurance maybe converted to a permanent plan of life insurance, subject to the conditions listed in the rider. If the insured person under this rider is not a member of your family, certain special tax rules will apply, which this prospectus briefly describes in "Federal Tax Matters - Income Tax Treatment of Policy Benefits.

Disability Waiver Benefit Riders. You may elect to purchase either or both of our disability benefit riders. The riders provide benefits if the insured person you select becomes totally disabled, as defined under the terms of the applicable rider, before reaching his or her age 60. Our "Waiver of Monthly Deduction" rider waives the Monthly Deductions incurred in connection with the Policy. (The waiver does not, however, include daily deductions against Separate Account assets for the mortality and expense risk charge, which will continue to apply.) Our "Cash Deposit Benefit" rider provides that we will pay a pre-selected monthly benefit amount into your Policy's Account Value. We also will credit these payments toward the Monthly Minimum Premium requirements for the Guaranteed Death Benefit. These riders are only available for a single insured person, and will not provide coverage for both of the Insureds under a Policy.

You may request that we cancel any rider benefits at any time. The cancelled rider, and any charges therefor, will terminate at the end of the Policy Month during which we receive your written request at our Variable Service Center.

Determination of Account Value

Your Account Value under a Policy includes its value in the Separate Account, in the Fixed Account and, in the Loan Account. Your Account Value in a Separate Account investment option at any time equals the number of Accumulation Units you hold in that option multiplied the then-current value of one such Accumulation Unit. We compute this value in such a way that the investment return on your Account Value in any Separate Account investment option will differ from the total return achieved by the underlying Fund Portfolio only by the amount of the charges and deductions we make under your Policy from that investment option.

Your Account Value in the Fixed Account investment option or in the Loan Account earns fixed rates of interest as described elsewhere in this prospectus. Your Account Value in the Fixed Account will increase by the amount of such interest, but will decrease by the amount of any charges or deductions that we take from that account for your Policy.

Your Account Value in any investment option, or in the Loan Account will also vary by the amount of transfers we make among those components of Account Value in response to requests that you make, or that we make automatically in connection with any Policy loans that you take and the payment of principal and interest due thereon. Your Account Value in each investment option also will increase by the amount that you direct to that option from your premium payments and will decrease by the amount of any withdrawals that you take from that option.

Policy Loans

We will lend you up to 90% of your Policy's Cash Surrender Value at any time after the initial free-look period. You may request a Policy loan by submitting a request in writing or by telephone to our Variable Service Center shown on the front cover of this prospectus. (See "Telephone Transactions.")

Each loan must be at least $100. We will automatically transfer Account Value equal to the amounts you borrow to your Policy's Loan Account from the other investment options you are then using. We credit amounts in your Loan Account with interest at a minimum annual rate of 4%.

The interest you must pay us on a Policy loan accrues daily and is payable in arrears at the end of each Policy Month. If not paid when due, we will add it as an additional Policy loan on the first Business Day of the next Policy Month. A loan repayment increases your Account Value in your Policy's other investment options on a dollar-for-dollar basis.

Unless you request otherwise, loans and loan repayments are attributed to the Separate Account Investment Options and the Fixed Account in proportion to the Account Value in each. We may disapprove any such request, however.

Regular Loan Interest. For a Regular Loan, we charge interest at a 6% effective annual rate.

Preferred Loan Interest. We charge interest on a Preferred Loan at a 4% effective annual rate. You may qualify for Preferred Loans if your Account

Value, less any then outstanding loans and related interest, on any Policy Anniversary is at least $25,000. If so, the maximum you can take as Preferred Loan that year is 15% of your Account Value, less any then outstanding Policy loans and related interest. If your Policy qualifies for a Preferred Loan on any Policy Anniversary, we will automatically convert at least part of any Regular Loan outstanding to a Preferred Loan. This automatic conversion, however, will be subject to the above-mentioned 15% limit for that Policy year and, therefore, will also reduce the amount of Preferred Loans that otherwise would be available to you for that year. A Preferred Loan will also reduce the amount available as a Regular Loan.

Immediate Loan Repayment. If, the loans and related interest under your Policy on the first Business Day of a Policy Month exceed the Account Value less the Surrender Charge, you must make a loan repayment within 61 days after such Business Day. We will send a notice to you or your assignee, if any. The Policy will terminate without value after 61 days, unless you make a sufficient repayment to reduce the Policy loans and interest accrued thereon to not more than the Policy's Account Value less (a) the Surrender Charge and (b) an amount sufficient to continue the Policy in force for 3 months.

You must designate any loan repayment as such. Otherwise, we will treat the payment as a premium payment.

Surrender and Withdrawals

Surrender. You may surrender your Policy for its Cash Surrender Value at any time while either of the Insureds is living, by a signed written request conforming to our administrative procedures. We calculate the Cash Surrender Value as of the close of the Business Day when your surrender request is received at our Variable Service Center. The Cash Surrender Value equals your Account Value reduced by any unpaid Policy loans and accrued interest and by any applicable Surrender Charges. You may elect to have all or part of the Cash Surrender Value applied to a payout option. (See "Payout Options.") The election must be in writing, except that we will accept telephone requests that apply to only part of the Cash Surrender Value. Our liability to pay the Death Benefit proceeds ends when you surrender your Policy.

Withdrawals. After the first Policy Year, you may withdraw a portion of the Policy's Cash Surrender Value (minimum $100). This will reduce the Account Value and Death Benefit, generally by the amount withdrawn. If Death Benefit Option A is in effect, a withdrawal also may reduce your Policy's Face Amount by the amount of the withdrawal. A requested withdrawal requires our consent, however:

 . if the Death Benefit would be reduced below that required to qualify the Policy as life insurance or below the minimum Face Amount specified in the Policy; or
 .  if the remaining Cash Surrender Value would not be at least (a) $1,000 or (b)
   3 times the most recent Monthly Deduction, whichever is greater.

We will take any withdrawals from your Policy's investment options on a pro-rata basis, unless you make a request in writing in advance for a different method. We reserve the right to approve or disapprove any such request.

Maturity Proceeds

If either of the Insureds is living on the Policy's "Maturity Date" (the Policy anniversary of the Policy Date on which the Joint Age is 100), we will pay the Cash Surrender Value. In such case, the Policy will terminate and we will have no further obligations under it. We will calculate the Cash Surrender Value for this purpose as of the Maturity Date, although we may defer paying such amount to you until you return your Policy to us.

Lapse and Reinstatement

If your Policy lapses following a 61-day grace period, you may still, within 3 years thereafter, request that we reinstate the Policy. You would need to provide us with satisfactory evidence, however, that both of the Insureds are still insurable and pay certain amounts specified in the Policy.

Any reinstatement will be effective on the first Business Day of the first Policy Month that begins on or after we approve reinstatement. The values and terms and conditions of the reinstated Policy will be in accordance with our administrative procedures.

Payment of Proceeds

We ordinarily will pay any Cash Surrender Value, Death Benefit Proceeds, or loan proceeds from the Separate Account Investment Options within seven days after receipt by our Variable Service Center of a request, or proof of death of the insured persons, and all other required elections and documentation in a form satisfactory to us. However, we may delay payment or transfers from a Separate Account investment option in certain circumstances. (See "Suspension of Payments and Transfers.") The Company may also delay payment if we contest the Policy. We will pay interest on Death Benefit Proceeds from the date they become payable to the date they are paid in one sum or, if an optional payment option is selected, to the effective date of the option.

Tax Withholding

All distributions from your Policy, or portions thereof, which are included in your gross income are subject to federal income tax withholding. We will withhold federal taxes at the rate of 10% from each distribution. However, you may elect not to have taxes withheld or to have taxes withheld at a different rate.

Payout Options

While either of the Insureds is living, you may elect a single sum payment or a Payout Option for all or part of the Cash Surrender Value or the Death Benefit Proceeds. You may elect to change a previously elected Payout Option for Death Benefit Proceeds. Any such election or change relating to Death Benefit Proceeds must be by written request to our Variable Service Center.

You may select the following Payout Options or any other Payout Option acceptable to us:

Option A - Life Annuity.  Equal monthly payments during the life of the payee.

Option B - Life Annuity with Period Certain Of 120 Months. Equal monthly payments during the lifetime of the payee, but for no less than 120 months.

Option C - Fixed Payments for A Period Certain. Equal monthly payments for any specified period (at least five years but not exceeding thirty years), as selected by you.

Option D - Death Benefit Proceeds Remaining With Us. The Death Benefit Proceeds will remain in our Fixed Account and be credited with interest at an effective annual rate of not less than 4%. The Payee may make full and partial withdrawals at any time with no Surrender Charge.

Each payment under Payment Options A, B, or C will be at least equal the amounts calculated based on the annuity tables contained in your Policy. If the payee dies during a period certain (Payout Options B or C), any remaining payments will be made to the estate of the Payee. The estate may elect to have the commuted value of the remaining payments paid in a single sum instead. We will determine the commuted value by discounting the remaining payments at its then current interest rate used for commutation.

Tax Impact. Whether a Payout Option is chosen may have tax consequences for you or your Beneficiary. Therefore, you should consult a qualified tax adviser before deciding whether to elect one or more Payout Options.

Right to Exchange for a Fixed Benefit Policy

During the first 24 Policy Months, if your Policy has not lapsed, you have an unconditional right to transfer all of your Account Value in the Separate Account investment option to the Fixed Account without any transaction charge.

Right to Exchange for Two Insurance Policies

If your Policy is issued as a standard or preferred premium rate class, you will be allowed to split your Policy and exchange it for two policies of individual life insurance. The Policy's benefits and values will generally be split between the two new policies, except that additional optional benefit riders (other than certain extended death benefit guarantee riders) will be deleted.

You may elect to split your Policy only within 180 days after any of the following events:

 . Divorce - starting at the end of a sixty-day waiting period after a divorce between the Insureds is effective.

 . Tax Law Change - the effective date of an amendment to the Code that eliminates a marital deduction used for purposes of computing federal estate and gift taxes.

 . Dissolution or Bankruptcy of Partnership - a partnership in which the Insureds are general partners is dissolved or ordered and adjudged to be bankrupt.

 . Dissolution or Bankruptcy of Closely Held Corporation - a closely held corporation in which the Insureds are officers, directors or shareholders, is dissolved or ordered and adjudged to be bankrupt. (A Corporation is not considered "closely held" if it is publicly traded or listed on a regional or national exchange.

Your right to exchange is not available, however, if:

 . Either of the Insureds is not alive on the date of the exchange, however, no other evidence of insurability is required, or

 . Either of the Insureds is older than the maximum issue age permitted by the Company (or its affiliate) for the new policies; or

 . The Policy is in a Grace Period or receiving benefits from any disability rider on the date of the exchange; or

 . You fail to make the election in writing to our Variable Service Center within the required 180-day period.

Each of the new policies to be issued will be on the life of one of the Insureds. Unless otherwise permitted by us, the new policies will:

 .  Be for an initial death benefit amount that does not exceed 50% of the Death
   Benefit of your Policy on the date of exchange, reduced by 50% of any Indebtedness and by any optional rider benefits then in effect under this Policy;

 . Be a variable life insurance policy form then available for such exchange, and have an account value that does not exceed 50% of the Cash Surrender Value under your Policy on the date of the exchange, less any amounts used to repay any Indebtedness under your Policy on the date of exchange;

 . Have provisions for suicide exclusion and incontestability that reflect the Policy Date of your Policy;

 . Have provisions for withdrawal and surrender charges that do not reflect the Policy Date of your Policy; and

 . Be without any transaction charges being imposed under this Policy for the exchange.

Unfavorable tax consequences, including recognition of taxable income, may result from exchanging your Policy for two life insurance policies on individual insureds. Therefore, you should consult with a qualified tax adviser before doing so

                         OTHER PROVISIONS OF THE POLICY

Suicide Exclusion

If suicide of both the Insureds, or of the Surviving Insured, occurs within two years from the Policy Date (or less if required by state law), we will limit the Death Benefit to your Policy's Cash Surrender Value.

Representations and Contestability

Generally, we can challenge the validity of your Policy (or any rider that was in force on the Policy Date) for two years from the Policy Date, based on any misrepresentations made in your application to us. We can challenge an increase in benefits requiring evidence of insurability for two years from the date of the increase. We can challenge a reinstatement of the Policy until reinstatement has been in force for two years from its effective date. However, the two-year time limits on our right to challenge all or part of the Policy do not apply if either of the insureds dies within the two-year period.

Misstatement of Age or Sex

If any application for benefits under your Policy misstates the age or sex of either of the Insureds, the Death Benefit will be the amount provided by the correct age and sex.

Owner and Beneficiary

The Policy application names the Policyowner, who in turn may name a new owner. At the death of the owner, his or her estate will become the owner, unless he or she has named a successor owner. Because the owner has the authority to exercise most rights under a Policy, this prospectus generally refers to the owner when it refers to "you" or "your". The owner's rights as such terminate when the Surviving Insured dies. If two or more people are named as owners, we will generally assume that one owner has the authority to act for all owners. However, we may require the consent of all owners for certain transactions under the Policy, such as an election to exchange the Policy for two policies.

Beneficiary. The Policy application also names the Beneficiary under the Policy and any contingent Beneficiary. You may change the Beneficiary of the Policy (other than an irrevocably named Beneficiary) at any time before the death of the Surviving Insured. The Beneficiary has no rights under the Policy until the death of the Surviving Insured and must survive that insured person in order to receive the Death Benefit Proceeds. If no named Beneficiary is alive when the Surviving Insured dies, we will pay the proceeds to the owner.

Changes and Assignments. A change of owner or Beneficiary requires a written request satisfactory to us that is dated and signed by all of the owners. The change will take effect on the date it is signed, but is subject to all payments made and actions taken by us under the Policy before we receive the request at our Variable Service Center.

Assignments

The owner may assign (transfer) the owner's rights in a Policy to someone else. An absolute assignment of the Policy designates the assignee as owner and Beneficiary. A collateral assignment of the Policy does not change the owner or Beneficiary, but their rights will be subject to the terms of the assignment. All collateral assignees of record must consent to any full surrender or partial withdrawals. An assignment requires a written request signed by all of the Policy's owners. An assignment will take effect only when we record it at our Variable Service Center. We have no responsibility for any assignment not submitted for recording; nor for the sufficiency or validity of any assignment.

Unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary may result from transferring ownership or making an assignment. Therefore, you should consult with a qualified tax adviser before doing so.

Reports and Records

We will mail to your last known address of record an annual statement showing your Policy's current Account Values, transactions since the last statement, Policy loan information, and any other information required by federal or state laws or regulations.

We will also send you annual and semi-annual reports containing the financial statements of the Portfolios you are using.

In addition, you will receive statements of significant transactions, such as changes in the Death Benefit, transfers among investment options, premium payments, Policy loans, Policy loan principal, Policy loan repayments, and Policy reinstatement or termination.

Voting Rights

We will vote the shares of the Portfolios held by the Separate Account at regular or special meetings of the Portfolio's shareholders in accordance with instructions received from you and other owners having the voting interest in the affected Portfolio(s). We compute the number of votes that an owner has the right to instruct for a particular Portfolio by dividing the owner's Account Value in that Portfolio by that Portfolio's net asset value per share. We will vote a Portfolio's shares held in our Separate Account for which we do not receive instructions, as well as shares held in our Separate Account that are not attributable to owners in the same proportion as we vote that Portfolio's shares held in the Separate Account for which we have received instructions.

We may disregard voting instructions under limited circumstances prescribed by SEC rule. We will include a summary of any such action and the reasons for it in the next semiannual report to owners.

Suspension of Payments and Transfers

Under certain circumstances, we may suspend or postpone transactions that pertain to a Separate Account investment option under your Policy. These include payment of Death Benefit Proceeds or Maturity Value, payment for surrenders, withdrawals and Policy loans, or transfers for any period when:

 .  the New York Stock Exchange is closed for regular trading;
 .  regular trading on the New York Stock Exchange is restricted by the SEC;
 . an emergency exists as a result of which disposition of securities held in the applicable Separate Account investment options is not reasonably practicable or it is not reasonably practicable to determine the value of such option's net assets; or
 .  the SEC, by order, permits such suspension during any other period.

We also may defer payment for a surrender, withdrawal or Policy loan, or transfer from the Fixed Account, for the period permitted by law but not for more than six months after we receive your written request. We will pay interest to the extent provided under state insurance law on payments that are delayed.

Also, we may defer payment of any amount attributable to a check you have given us in order to allow a reasonable time (not to exceed 15 days) for the check to clear the banking system.

Nonparticipation in Our Dividends

The Policies are "nonparticipating". This means that they do not participate in (or receive) any dividend we pay or distribution of our surplus.

                       DISTRIBUTION AND OTHER AGREEMENTS

First Variable Capital Services, Inc. ("FVCS"), 2122 York Road, Oak Brook, Illinois 60523, acts as distributor of the Policies. FVCS, our wholly owned subsidiary, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. FVCS offers the Policies on a continuous basis.

FVCS and we have agreements with various broker/dealers under which their registered representatives, who are also licensed insurance agents, will sell the Policies. The commissions payable to a broker/dealer for sales of a Policy may vary with the sales agreement. However, we do not expect that, on an aggregate basis they will exceed 100% of the amount of paid in the first Policy Year up to 12 Monthly Minimum Premiums, plus ___% of additional first year premium payments, plus _____% of all premiums received in Policy Years 2 through
6. Broker/Dealers may receive annual "trail commission" equivalent to 0.30% of a Policy's Account Value beginning in Policy Year 7, as well as expense allowances, wholesaler fees, bonuses and training fees.

FVCS and we may permit specific broker/dealers to sell versions of the Policies which contain specific investment options that are not available through other broker/dealers. FVCS and we may pay a different level of compensation for sales of different versions of the Policies.

Under a Services Agreement with FVCS, we perform insurance underwriting, issuance and other administrative services for our variable life insurance policies, including the Policies.

The Company serves as the custodian of the assets of the Separate Account.

                                OUR MANAGEMENT

Here is a list of our directors and executive officers and their principal business experience during the past five years. Unless otherwise noted, our directors are located at 2211 York Road, Suite 202, Oak Brook, Illinois 60523 and all our executive officers are located at 2122 York Road, Suite 300, Oak Brook, Illinois 60523.

Directors

Ronald M. Butkiewicz, Chairman. He is also the President and Chief Executive Officer, Irish Life of North America, Inc., and Chairman and Chief Executive Officer, Interstate Assurance Company.

Michael J. Corey - 401 East Host Drive. Lake Geneva, WI 53147.  He is a
Managing Director, Insurance/Professional Services Practice Group and President, CSG International Inc.

Norman A. Fair - He is also Vice President, Treasurer, & Asst. Sec., Irish Life of North America, Inc. and prior to 1994, he was the Senior Vice President and Chief Financial Officer of Interstate Assurance Company.

Michael R. Ferrari, 25th & University Ave., Des Moines, IA 50311 - Chancellor, Texas Christian University; and prior to July 1998. He was the President of Drake University.

Shane W. Gleeson - He is the Executive Vice President, Irish Life of North America, Inc.; and prior to December 1997, he was the President, Interstate Assurance Company. Prior to November 1994, he was the Senior Vice President and Chief Operating Officer of Interstate Assurance Company.

Jeff S. Liebmann, Esq., 1301 Avenue of the Americas New York, NY 10019 - He is a partner of Dewey, Ballantine.

Kenneth R. Meyer, 200 South Wacker Dr., Suite 2100, Chicago, IL 60606 - He is a Managing Director, Lincoln Capital Management Co.

Philip R. O'Connor, 111 West Washington, Suite 1247 Chicago, IL 60602 He is the President of NEV Midwest, LLC and prior to April 1998, he was a Principal of Coopers & Lybrand LLP/Palmer Bellevue Corp.

Clark Ramsey - He is also Vice President and Corporate Actuary, Irish Life of North America, Inc. Prior to March, 1998, he was the Vice President and Actuarial Director, Allstate International, Inc.

Executive Officer & Director

John M. Soukup, President - Prior to July, 1997, he was the Market Development Officer, Fortis Financial Group.

Other Executive Officers

Steve Horn, Senior Vice President and Chief Operations Officer - Prior to January 1999, he was the Assistant Vice President of Irish Life of North America, and prior to July 1998, he was the Sr. Vice President and General Manager of United Casualty Insurance Company of America.

Arnold R. Bergman, Vice President, General Counsel and Secretary - Prior to February 1995, he served as Counsel, Aetna Life Insurance and Annuity Company.

Thomas Gualdoni, Vice President, Sales - Prior to December 1997, he was the Vice President, Sales, Fortis Benefits Insurance Company.

Christopher S. Harden, Vice President & Treasurer - Prior to April, 1998 he was the First Vice President and Chief Accounting Officer, COVA Financial Services Life Insurance Company.

Martin Sheerin, Vice President & Chief Actuary - Prior to October, 1994, he was a Vice President, Irish Life of North America, Inc.


                              FEDERAL TAX MATTERS

General

BECAUSE OF THE COMPLEXITY OF THE LAW AND BECAUSE TAX RESULTS WILL VARY ACCORDING TO YOUR IDENTITY AND STATUS, YOU SHOULD SEEK INDIVIDUALIZED LEGAL AND TAX ADVICE BEFORE PURCHASING OR TAKING ANY ACTION UNDER A POLICY.

We cannot provide a comprehensive description of the federal income tax consequences regarding the Policies in this prospectus, and special tax rules may apply that we have not discussed herein. Nor does this discussion address any applicable state, local, gift, inheritance, estate, and foreign or other tax laws. This discussion assumes that you, the Policy's owner, are a natural person and a U.S. citizen and resident. Finally, we would caution that the law and the related regulations and interpretations on which we base our tax analysis can change, and such changes can be retroactive.

Our Taxation

Under current federal income tax law, the operations of the Separate Account and the Fixed Account do not require us to pay any tax. Thus, we currently impose no charge for our federal income taxes. However, we may decide to charge the Separate Account or Fixed Account for our federal income taxes, if there are changes in federal tax law.

We may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, we do not currently impose a charge for them. If they increase, however, we may impose a charge for such taxes attributable to the Separate Account and/or Fixed Account.

Income Tax Treatment of Policy Benefits

Life Insurance. Section 7702 of the Internal Revenue Code provides that if certain tests are met, your Policy will qualify as a life insurance contract for federal tax purposes. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. Also, the owner of a life insurance contract is generally not taxed on increases in the account value until withdrawn or surrendered.

Section 7702 limits the amount of premiums that may be invested in a life insurance contract and requires certain minimum amounts of life insurance coverage, relative to the account value. We will monitor compliance with these tests. Although we believe that the Policies are in compliance with the tests, the manner in which the tests should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by section 7702. In the absence of final regulations or other guidance issued under section 7702, there is necessarily some uncertainty whether the Policies will meet the Code's definition of a life insurance contract.

Acceleration of Death Benefits Rider. Similarly, we believe that accelerated death benefit payments, if permitted under your Policies because of the terminal illness of either of the Insureds, in most cases will not constitute taxable income for you. Such payments may be taxable income to you, however, if:

 .  you are not an insured person; or
 . you have an insurable interest in either of the insured persons' lives because that insured person is a director, officer or employee of yours or is otherwise financially interested in any trade or business carried on by you.

Modified Endowment Contracts. The Code contains provisions affecting certain life insurance policies that the Code refers to as "modified endowment contracts."

Modified endowment contracts result when cumulative premiums paid under a Policy at any time during the first seven Policy Years exceed the sum of the premiums that would have been paid by then if the Policy provided for paid up future benefits after the payment of seven level annual premiums ("seven-pay test"). The amount of premiums payable under the seven-pay test is calculated based upon certain assumptions regarding the policy's earnings and the use of a reasonable mortality charge. Riders to a Policy are considered part of the Policy for purposes of applying the seven-pay test.

Whenever there is a "material change" under a Policy, the Policy generally will be:

 .  treated as a new Policy for purposes of determining whether it is a modified endowment; and
 .  subjected to a new seven-pay test.

The Policy would become a modified endowment contract if, at time of the material change or at any time during the next seven years, it failed to satisfy such new seven-pay test. A material change for these purposes could result from a change in death benefit option, election of additional rider benefits, an increase in a Policy's Face Amount, and certain other changes.

If a Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, any decrease in Face Amount that you request or, in some cases, a partial withdrawal or termination or reduction of benefits under a rider.) If you have already paid (or subsequently pay) more premiums than permitted by the recalculated seven-pay limit, your Policy will become a modified endowment contract.

Any Policy that you acquire in exchange for another life insurance policy that is a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 will not make the new policy a modified endowment contract if you pay no additional premiums and there is no benefit increase as a result of the exchange.

Exchanges for Two Policies. An exchange of a Policy for two new policies ("Policy split") may have adverse tax consequences. It is not clear whether a Policy split will be treated as a nontaxable exchange or transfer under the Code. Unless a Policy split is so treated, among other things, the split or transfer will result in the recognition of taxable income on the gain in the Policy. In addition, it is not clear whether, in all circumstances, the individual policies that result from a Policy split would be treated as life insurance policies under section 7702 of the Code or would be classified as modified endowment contracts. The Policy Owner should consult a qualified tax adviser regarding the possible adverse tax consequences of a Policy split.

Other Tax Effects of Policy Changes. Changes made to your Policy (for example, a decrease in benefits under or a lapse or reinstatement of a Policy) may have other tax effects. These include impacting the maximum amount of premiums you can pay under the Policy, as well as the maximum amount of Account Value you can maintain under the Policy.

Taxation of Pre-Death Distributions from a Policy that is not a Modified Endowment Contract ("MEC"). As long as a Policy remains in force as a non-modified endowment, you will not pay current income tax on the proceeds from any Policy loan. Interest you pay on the loan generally will not be tax deductible, however.

After the first 15 Policy Years, you will not pay current federal income tax on any partial withdrawals you make, except to the extent such withdrawals exceed your "investment" in the Policy. (The "investment" generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy Years, you could have to pay federal income tax on certain withdrawals that reduce the Death Benefit, to the extent that your Policy's Account Value exceeds your investment in the Policy.

On the Maturity Date or upon full surrender, any excess of proceeds (including amounts we use to discharge any Policy loan and accrued loan interest) over your investment in the Policy, will constitute taxable income to you for federal income tax purposes. In addition, if your Policy terminates after a grace period while you have a Policy loan outstanding, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you assign or transfer rights or benefits under your Policy, you may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

Taxation of Pre-Death Distributions from a Policy that is a Modified Endowment Contract. If your Policy falls within the definition of a modified endowment contract, the following rules will apply to pre-death distributions:

 . You must include distributions, such as withdrawals, in your gross income subject to federal tax, to the extent the Account Value of the Policy exceeds your investment in the Policy. Any additional amounts you receive, other than Policy loans, will not constitute currently taxable income, but will reduce your investment in the Policy.

 . Policy Loans, including any increase in the amount of the loan to pay interest, also constitute distributions to you for these purposes. Your investment in the Policy, however, will increase by the amount of any loan included in your gross income.

 . If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will also constitute a distribution to you for these purposes to the extent not previously treated as such.

 .  On the Maturity Date or upon a full surrender, any excess of the proceeds
   (including any amounts we use to discharge any loan and accrued loan interest) over your investment in the Policy, will also constitute a distribution to you for these purposes.

 . A change of ownership or Policy assignment also can constitute a distribution for these purposes. For example, a collateral assignment will subject any gain in the Policy to taxation.

For purposes of determining the amount of any distribution that is included in gross income, you must treat all modified endowment contracts that we or our affiliates issue to you during any calendar as a single modified endowment contract.

The taxable amount of any distribution from a Policy that is a modified endowment also will incur an additional penalty tax equal to 10% of such taxable amount unless the distribution:

 .  is made on or after you attain age 59 1/2;
 . results from your becoming disabled (as defined in the Code); or . forms part of a series of substantially equal periodic payments made no less frequently than annually for your life (or life expectancy) or for the joint lives (or life expectancies) of the owner or the Beneficiary.

The Monthly Deductions under a modified endowment contract attributable to any Other Insured Person Rider for a person who is not a member of your family may constitute distributions from your policy for tax purposes.

However, the Beneficiary of this rider should not have to pay federal income tax on any benefit received.

Distributions that occur during a Policy Year in which a Policy becomes a modified endowment contract and during any subsequent Policy Years, will be taxed as described in the preceding paragraphs. In addition, any distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment.

Diversification Requirements

The Internal Revenue Code provides that a variable life insurance policy will not be treated as a life insurance contract under the Code for any period (and any subsequent period) for which the related investments are not adequately diversified. We intend that all Portfolios of the Funds in which your Policy may invest will comply with the diversification requirements. If your Policy did not qualify as life insurance, you would be subject to immediate taxation on the increases in your Policy's Account Value, plus the cost of insurance protection under your Policy. This treatment would apply for the period of non-compliance and subsequently, unless and until we are able to settle the matter with the Internal Revenue Service. We have no legal obligation to seek or agree to any such settlement, however.

The amount of investment control which you may exercise under a Policy differs in some respects from the situation addressed in published rulings issued by the Internal Revenue Service in which it held that variable life insurance policy owners were not deemed, for federal income tax purposes, to own the related assets held in a separate account by the issuing insurance company. It is possible that these differences, such as your ability to transfer among investment choices or the number and type of investment choices available, would cause you to be taxed as if you were the owner of the Portfolio shares that are attributable to your Policy. In that case, you would be liable for income tax on an allocable portion of any current income and gains realized by the Separate Account, even though you have received no distribution of those amounts.

In the event any forthcoming guidance or ruling by federal income tax authorities sets forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may, result in your being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify your Policy in an attempt to maintain its intended tax treatment.

                             ADVERTISING PRACTICES

We may from time to time receive endorsements of the Policies from professional organizations. We may use these in advertisements or sales material for the Policies. We may also pay the professional organization for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement does not necessarily indicate the performance or results that you may obtain.

From time to time, articles discussing the Separate Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. We may use references to, reprints, or portions of reprints of such articles or rankings as sales literature or advertising material. We may also use rankings that indicate the names of other variable policy separate accounts and their investment experience.

We, the Funds, or other parties may develop articles and releases about the following matters in relation to the Separate Account, the Funds or individual
Portfolios: asset levels, and sales volumes, statistics and analyses of industry sales volume and asset levels, or other characteristics. Our promotional material for the Policies and Separate Accounts can refer to, or be a reprint of, such articles and releases. Such literature may refer to personnel of an adviser or sub-advisers who have investment management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

The advertising and sales literature for the Policies and the Separate Account may refer to historical, current and prospective economic trends. In addition, we may publish advertising and sales literature concerning topics of general investor interest for the benefit of registered representatives and prospective purchasers of Policies. These materials may include, but are not limited to, discussions of college planning, retirement planning, and reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

State Regulation

We are subject to the insurance laws of Arkansas and to regulation by the Arkansas Insurance Department. The National Association of Insurance Commissioners periodically examines our operations. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. We will reflect any applicable variations in your Policy and riders, or related endorsements.

Legal Proceedings

There are no material pending legal proceedings to which the Separate Account, FVCS or we are a party.

Counsel

Our Legal Department has reviewed legal matters in connection with the Policies. Freedman, Levy, Kroll & Simonds, of Washington, DC, has advised us on certain matters relating to the federal securities and tax laws.

                                    EXPERTS

The consolidated financial statements of First Variable Life Insurance Company at _________________and _________ and for each of the three years in the period ended ____________________ and the financial statements of First Variable Life Insurance Company--Separate Account VL at ________________________________and for the period then ended appearing in this prospectus and Registration Statement have been audited by ________________________independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC under the Securities Act of 1933. This prospectus omits certain information contained in the Registration Statement. You can obtain copies of such additional information from the SEC upon payment of the prescribed fee.


                                YEAR 2000 ISSUES

Like other financial and business organizations around the world, we could be adversely affected if our computer systems and those of our service providers do not properly process and calculate date-related information and data from and after January 1, 2000. We have completed an assessment of the Year 2000 impact on our systems, procedures, customers and business processes. At December 31, 1997, our management is satisfied that our main operating systems are Year 2000 compliant. We are currently reviewing our general office systems and contacting our service providers.

We believe that we will complete our Year 2000 project prior to any anticipated impact on our operating systems. The date on which we believe we will complete the Year 2000 project is based on our management's best estimates. Although there can be no guarantee that these estimates will be achieved, our management does not at this time believe that actual results will differ materially from those anticipated. Specific factors that might cause such material differences would most likely result from our service providers.

APPENDIX: A

       ANNUAL RATES OF RETURN FOR THE SEPARATE ACCOUNT INVESTMENT OPTIONS

The following tables show performance information for the Separate Account investment options for periods ending _________________________. Table A-1 assumes that each option had been in operation for the same period as its corresponding Portfolio. Table A-2 is derived from historic performance results of the Separate Account investment options from the date they actually commenced operations (March 31, 1997) to fund variable life insurance policies. Both tables reflect the total of the income generated by the Portfolio shown, less total Portfolio operating expenses, plus or minus realized or unrealized capital gains and losses, and less the deductions for the Policies' current mortality and expense risk charge (.90% per annum) and the policy benefit charge (0.30% per annum).

The tables do not reflect three significant charges that will apply to your
Policy: cost of insurance charges, an administrative charge (currently $10 per month), and the surrender charge. If these charges were reflected, the total return figures shown would be lower. For an example of the effect of the deduction of the surrender charge, compare the "Cash Surrender Value" to the corresponding "Account Value" in the hypothetical illustrations on pages ___ to
___.

Table A-1 Average Annual Total Return from Portfolio Inception Date

--------------------------------------------------------------------------------------------------
                                                                               From Portfolio
  Portfolio and Portfolio                                                      Inception Date
        Inception Date            1 Yr.      3 Yr.      5 Yr.     10 Yr.
--------------------------------------------------------------------------------------------------
VIST Small Cap Growth - 5/95
(1)(4)
--------------------------------------------------------------------------------------------------
VIST World Equity - 6/88 (2)(4)
--------------------------------------------------------------------------------------------------
VIST Growth - 6/88 (1)(2)(4)
--------------------------------------------------------------------------------------------------
VIST Matrix Equity - 6/88
(2)(3)(4)
--------------------------------------------------------------------------------------------------
VIST Growth & Income  5/95 (4)
--------------------------------------------------------------------------------------------------
VIST Multiple Strategies -                 [To be filed by Pre-Effective amendment.]
5/87 (2)(4)
--------------------------------------------------------------------------------------------------
VIST High Income Bond - 6/87
(2)(4)
--------------------------------------------------------------------------------------------------
VIST US Gov. Bond - 5/87 (2)(4)
--------------------------------------------------------------------------------------------------
Federated Prime Money Fund II -
11/94 (4)
--------------------------------------------------------------------------------------------------

Table A-2 Annualized Total Return from the Separate Account Investment Options' Inception Date (March 31, 1997)

               Separate Account                     From                      Separate Account               From
              Investment Options                 Inception                   Investment Options            Inception
                                                    Date                                                     Date
     ------------------------------------------------------------       ---------------------------------------------------
     Small Cap Growth - (1)(4)                                            Multiple Strategies - (4)
     ------------------------------------------------------------       ---------------------------------------------------
     World Equity -  (4)                                                  High Income Bond - (4)
     ------------------------------------------------------------       ---------------------------------------------------
     Growth -  (1)(4)                                                     US Gov. Bond - (4)
     ------------------------------------------------------------       ---------------------------------------------------
     Matrix Equity -  (3)(4)                                              Prime Money Fund II - (4)
     ------------------------------------------------------------       ---------------------------------------------------
     Growth & Income - (4)
     ------------------------------------------------------------

(1) Prior to May 1, 1997, the VIST Small Cap Growth Portfolio was named the VIST "Small Cap Portfolio," and the VIST Growth Portfolio was named the VIST "Common Stock Portfolio." The names of the corresponding Separate Account investment options were, respectively, "Small Cap Sub-Account" and "Common Stock Sub-Account".
(2) On April 1, 1994, First Variable Advisory Services Corp., an affiliate of the Company, became the investment advisor. Prior to that date, results were achieved by former investment advisers.
(3) Prior to May 1, 1997, the VIST Matrix Equity Portfolio was named the VIST "Tilt Utility Portfolio" and had different investment policies. The name and objective of the corresponding Separate Account investment option also differed.
(4) Performance information reflects any fee waivers and expense reimbursements with respect to the Portfolios. Absent such waivers or reimbursements, the performance shown would have been lower.

Performance information shown above for any Separate Account investment option reflects only the performance of an assumed investment in the Separate Account Investment Option for the Policies during the particular time period shown. You should consider this performance information in light of the investment objectives and policies, characteristics and quality of the Portfolio in which the Separate Account investment option invests and the market conditions during the given time period. You should not consider it representative of what the Separate Account investment option will achieve in the future. Actual returns will differ from those shown and will depend on a number of factors, including the investment allocations you make and the different investment rates of return for the Portfolios.

APPENDIX: B

                ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
            CASH SURRENDER VALUES AND ACCUMULATED VALUE OF PREMIUMS

The tables in this Appendix B show how a Policy's Death Benefit, Cash Surrender Value and Account Value could change over an extended period of time, assuming constant gross annual rates of return for the Separate Account of 0%, 6% and 12%. ("Gross return" for this purpose means the assumed rate of return the underlying Portfolio has earned before deducting any of its expenses or any Policy Charges and deductions). The payment of an annual premium of $______ for a male insured person and a female insured person, who are both age 45 on the Policy Date and $______ for a male insured person and a female insured person who are both age 55 on the Policy Date; and a Face Amount of $100,000. The insured persons are assumed to be in the Preferred - standard premium rate class. The first version of each of the tables assumes our current (i.e., non-guaranteed) rates for the premium charge, premium tax charge, administrative expense charge, cost of insurance charge, mortality and expense risk charge, Policy benefit charge, and expected Premium Value Bonuses and Cash Value Bonuses beginning in the 9th Policy Year. The next table is based on our contractually guaranteed rates for those items.

The Death Benefits, Cash Surrender Values and Account Values shown in the tables also reflect an unweighted average of the investment advisory fees and other operating expenses incurred by the Portfolios, at an annual rate of _____% of the average daily net assets of the Portfolios. This average reflects a voluntary "caps" on the investment advisory fees. If the investment adviser discontinued these caps, the values illustrated on the following pages could be less. (See "Highlights")

Taking account of any daily charges for mortality and expense risks in the Separate Account and the average investment advisory fee and operating expenses of the Portfolios, the gross current annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of ___%, ____% and _____%, respectively, for the "current" tables, and ___%, ____% and ____% respectively, for the "guaranteed" tables. The tables do not reflect any tax charges attributable to the Separate Account since we currently make no such charges. If we impose any such charges in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Account Values illustrated.

The second column of each table shows the amount that would accumulate if you instead invested your assumed premiums to earn interest, after taxes of 5% per year, compounded annually.

JOINT AGE 45:                       $100,000 INITIAL FACE AMOUNT - DEATH BENEFIT
                                    OPTION A
MALE, AGE 45 PREFERRED STANDARD PREMIUM RATE CLASS        $______ ANNUAL PREMIUM
FEMALE, AGE 45 PREFERRED STANDARD PREMIUM RATE CLASS

                                         CURRENT POLICY CHARGE AND BONUS RATES
                           Values Based on Assumed Hypothetical Gross Investment Returns of:
          Premiums               0% (1)(2)(3)                         6% (1)(2)(3)                          12% (1)(2)(3)
End of      at 5%                   Cash                                 Cash                                   Cash
Policy    Interest    Account     Surrender       Death     Account    Surrender       Death     Account      Surrender       Death
 Year       (1)        Value        Value        Benefit     Value       Value        Benefit     Value         Value        Benefit
 ----       ---        -----        -----        -------     -----       -----        -------     -----         -----        -------
   1
   2
   3
   4
   5
   6                                                      [TO BE FILED BY Pre-Effective Amendment]
   7
   8
   9
  10
  15
  20
  25
  30
---------------------------------------------------------------------------------------------------------------------------------

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varied.
(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited at the following rates for Policy Years 9 and after:

Premium Value Bonus Percentage:   11%      Cash Value Bonus Percentage: (% of Account Value less loans and interest:
                                           Cash Surrender Value less than $25,000:     0%
                                           Cash Surrender Value $25,000 to $99,999:    .10% (.20% after Policy Year 20)
                                           Cash Surrender Value $100,000 to $200,000:  .20% (.40% after Policy Year 20)
                                           Cash Surrender Value more than $200,000:    .30% (.50% after Policy Year 20)

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JOINT AGE 45:
MALE, AGE 45 PREFERRED STANDARD PREMIUM RATE CLASS
FEMALE, AGE 45 PREFERRED STANDARD PREMIUM RATE CLASS

$100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
$______ ANNUAL PREMIUM

                                          GUARANTEED POLICY CHARGE AND BONUS RATES
                                               Values Based on Assumed Hypothetical Gross Investment Returns of:
            Premiums                0%(1)(2)(3)                       6%(1)(2)(3)                      12%(1)(2)(3)
End of     Accumulated                 Cash                              Cash                              Cash
Policy        at 5%        Account   Surrender    Death     Account    Surrender    Death     Account    Surrender    Death
 Year      Interest(1)      Value      Value     Benefit     Value       Value     Benefit     Value       Value     Benefit
 ----      -----------      -----      -----     -------     -----       -----     -------     -----       -----     -------
   1
   2
   3
   4
   5
   6                                           [TO BE FILED BY Pre-Effective Amendment]
   7
   8
   9
  10
  15
  20
  25
  30
-----------------------------------------------------------------------------------------------------------------------------------

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.
(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:

       Premium Value Bonus Percentage: 6%      Cash Value Bonus Percentage: .00%

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JOINT AGE 55:
MALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS
FEMALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS

$100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
$______ ANNUAL PREMIUM

                                      CURRENT POLICY CHARGE AND BONUS RATES
                                               Values Based on Assumed Hypothetical Gross Investment Returns of:
            Premiums                0%(1)(2)(3)                       6%(1)(2)(3)                      12%(1)(2)(3)
End of     Accumulated                 Cash                              Cash                              Cash
Policy        at 5%        Account   Surrender    Death     Account    Surrender    Death     Account    Surrender    Death
 Year      Interest(1)      Value      Value     Benefit     Value       Value     Benefit     Value       Value     Benefit
 ----      -----------      -----      -----     -------     -----       -----     -------     -----       -----     -------
   1
   2
   3
   4
   5
   6                                           [TO BE FILED BY Pre-Effective Amendment]
   7
   8
   9
  10
  15
  20
  25
  30
-----------------------------------------------------------------------------------------------------------------------------------

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.
(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:

Premium Value Bonus Percentage: 11%
Cash Value Bonus Percentage: (% of Account Value less loans and interest):
 Cash Surrender Value less than $25,000:          0%
 Cash Surrender Value $25,000 to $99,999:       .10% (.20% after Policy Year 20)
 Cash Surrender Value $100,000 to $200,000:     .20% (.40% after Policy Year 20)
 Cash Surrender Value more than $200,000:       .30% (.50% after Policy Year 20)

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

JOINT AGE 55:
MALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS
FEMALE, AGE 55 PREFERRED STANDARD PREMIUM RATE CLASS

$100,000 INITIAL FACE AMOUNT - DEATH BENEFIT OPTION A
$______ ANNUAL PREMIUM

                                      CURRENT POLICY CHARGE AND BONUS RATES
                                               Values Based on Assumed Hypothetical Gross Investment Returns of:
            Premiums                0%(1)(2)(3)                       6%(1)(2)(3)                      12%(1)(2)(3)
End of     Accumulated                 Cash                              Cash                              Cash
Policy        at 5%        Account   Surrender    Death     Account    Surrender    Death     Account    Surrender    Death
 Year      Interest(1)      Value      Value     Benefit     Value       Value     Benefit     Value       Value     Benefit
 ----      -----------      -----      -----     -------     -----       -----     -------     -----       -----     -------
   1
   2
   3
   4
   5
   6                                           [TO BE FILED BY Pre-Effective Amendment]
   7
   8
   9
  10
  15
  20
  25
  30
-----------------------------------------------------------------------------------------------------------------------------------

(1) Assumes annual premium payments are paid in full at the beginning of each Policy Year. Values would differ if the amount or frequency of payment varies.
(2) Zero values in the Death Benefit column indicate Policy lapse in the absence of sufficient additional premium payments.
(3) Reflects Premium Value Bonuses and Cash Value Bonuses credited under the following guaranteed factors for Policy Years 9 and after:

 Premium Value Bonus Percentage: 6%        Cash Value Bonus Percentage: .00%

YOU SHOULD CONSIDER THE ASSUMED INVESTMENT RATES OF RETURN SHOWN ABOVE AS ILLUSTRATIVE ONLY AND NOT NECESSARILY A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN WILL DIFFER FROM THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING YOUR INVESTMENT ALLOCATIONS, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD DIFFER FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS WE MAKE. NO REPRESENTATION THAT THESE ASSUMED RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                        APPENDIX C: FINANCIAL STATEMENTS

The financial statements of First Variable Life Insurance Company contained in this prospectus should be considered to bear only upon our ability to meet our obligations under the Policies. They should not be considered as bearing upon the investment experience of the Separate Account.

The following financial statements are included in this Appendix:

           First Variable Life Insurance Company  Separate Account VL

                     First Variable Life Insurance Company


                    [To be filed by Pre-Effective Amendment]

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING REGARDING INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant and the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

In accordance with section 26(e) of the Investment Company Act of 1940, First Variable Life Insurance Company represents that the fees and charges deducted under the Policies described in this Registration Statement on Form S-6, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Variable Life Insurance Company. First Variable Life Insurance Company bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for First Variable Life Insurance Company to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or in any variations thereof based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-Reference Sheet.

The prospectus consisting of _________________ pages.

The undertaking to file reports.

The undertaking regarding indemnification.

The representation pursuant to section 26(e) under the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:

     Arnold R. Bergman (See Exhibit 2)

     Martin Sheerin (See Exhibit 6 (a))

The following exhibits:

1.A (1) Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.*

     (2)  Not Applicable.

     (3)  (a)  Underwriting Agreement.**

          (b)  Form of Sales Agreement.**

          (c)  Commission Schedule for the Policies ###

     (4)  Not Applicable.

     (5)  Specimen Variable Life Insurance Policy.****

     (6)  (a)  Articles of Incorporation of First Variable Life Insurance
               Company.##

          (b)  By-Laws of First Variable Life Insurance Company.**

     (7)  Not Applicable.

     (8)  Form of Participation Agreement.***

     (9)  Not Applicable.

     (10) Specimen Flexible Premium Variable Life Insurance Application.###

2. Opinion and consent of Arnold R. Bergman, Vice President, General Counsel & Secretary, as to securities being registered.###

3.        Not Applicable.

4.        Not Applicable

5.        Not Applicable

6.        Opinion and consent of Actuary.###

7.        Consent of Ernst & Young LLP, Independent Auditors.###

8. Powers of Attorney. #### - of the following individuals appointing John M. Soukup or Arnold R. Bergman their attorney-in-fact to act for them in their capacities as Directors of the Company or otherwise, to do all things necessary to comply with the provisions and intent of the Securities Act of 1933 and the Investment Company Act of 1940 with respect to variable life insurance policies and variable annuity contracts:

               Ronald M. Butkiewicz    Shane W. Gleeson      Kenneth R. Meyer
               Michael J. Corey        Jeff S. Liebmann      Philip R. O'Connor
               Michael R. Ferrari

-------------
   * Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).

  ** Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File
          No. 333-05053).

 *** Incorporated herein by reference to Post-Effective Amendment No. 22 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on September 18, 1996 (File Nos. 333-12197, 811-04092).

****      Filed herewith.

   # Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on January 3, 1997 (File No. 333-19193).

  ## Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on April 29, 1996 (File
          Nos. 33-86738, 811-04092).

 ###      To be filed by amendment.

#### Incorporated by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on or about April 27, 1998 (File
          No. 333-19193).

                                 EXHIBIT INDEX

Filed herewith, as indicated on the Exhibit list.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the First Variable Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the __ day of
________________________.


                                       First Variable Life Insurance Company

                                       By:  /s/John M. Soukup
                                            -----------------
                                            John M. Soukup
                                            President



ATTEST:


/s/Arnold R. Bergman
--------------------
Arnold R. Bergman
Secretary


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Separate Account VL of First Variable Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on the ____ day of __________.


                                       Separate Account VL of
                                       First Variable Life Insurance Company
                                                 (Registrant)

                                       By: First Variable Life Insurance Company
                                                 (Depositor)

                                       By: /s/ John M. Soukup
                                           ------------------
                                           John M. Soukup
                                           President



ATTEST:

/s/ Arnold R. Bergman
---------------------
Arnold R. Bergman
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated with First Variable Life Insurance Company, on the ____ day of
_________________.


PRINCIPAL EXECUTIVE OFFICER:


/s/ John M. Soukup
------------------
John M. Soukup
President


PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:


/s/ Christopher S. Harden
-------------------------
Christopher S. Harden
Vice President & Treasurer


DIRECTORS:


/s/Ronald M. Butkiewicz*                    /s/Jeff S. Liebmann*
------------------------                    --------------------
Ronald M. Butkiewicz                        Jeff S. Liebmann


/s/ John M. Soukup                          /s/Kenneth R. Meyer*
------------------                          --------------------
John M. Soukup                              Kenneth R. Meyer


/s/Michael J. Corey*                        /s/Philip R. O'Connor*
--------------------                        ----------------------
Michael J. Corey                            Philip R. O'Connor


/s/Michael R. Ferrari*                      /s/Norman A. Fair*
----------------------                      ------------------
Michael R. Ferrari                          Norman A. Fair


/s/Shane W. Gleeson*
--------------------
Shane W. Gleeson


/s/Clark Ramsey
---------------
Clark Ramsey

                  * By: /s/Arnold R. Bergman
                        --------------------
                        Arnold R. Bergman
                        Attorney-in-Fact